# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LendingTree, Inc., CIK 0001434621
CUSIP: 52603B107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina (NC), 28203
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001683168-26-003677
Filed by CIK 0002104073

## Reporting persons
- Megan Greuling: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,460; shared voting power 664,812; sole dispositive power 8,460; shared dispositive power 664,812; aggregate amount beneficially owned 673,272 (4.58% of the class)
  Comment: Row (11) Based on 14,039,561 shares of common stock outstanding as of July 27, 2026.
- Marion Brent Beason: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 720,312; sole dispositive power 0; shared dispositive power 720,312; aggregate amount beneficially owned 720,312 (4.9% of the class)
  Comment: Row (11) Based on 14,039,561 shares of common stock outstanding as of July 27, 2026.
- Lebda Family Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,325,000; shared voting power 0; sole dispositive power 1,325,000; shared dispositive power 0; aggregate amount beneficially owned 1,325,000 (9.44% of the class)
  Comment: Row (11) Based on 14,039,561 shares of common stock outstanding as of July 27, 2026.
- Estate of Douglas R. Lebda: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 664,812; shared voting power 0; sole dispositive power 664,812; shared dispositive power 0; aggregate amount beneficially owned 664,812 (4.52% of the class)
  Comment: Row (11) Based on 14,039,561 shares of common stock outstanding as of July 27, 2026.
- Richard Balot: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,380,500; shared voting power 55,500; sole dispositive power 1,325,000; shared dispositive power 55,500; aggregate amount beneficially owned 1,380,500 (9.83% of the class)
  Comment: Row (11) Based on 14,039,561 shares of common stock outstanding as of July 27, 2026.

## Item 1. Issuer
Name of issuer: LendingTree, Inc.
Address of issuer's principal executive offices: 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this Schedule 13G (collectively, the "Reporting Persons") are:

(1) Megan Greuling ("Greuling"), an individual and in her capacity as co-executor of the Estate of Douglas R. Lebda (the "Estate").

(2) Marion Brent Beason ("Beason"), an individual and in his capacity as (i) co-executor of the Estate and (ii) co-trustee of the DL GST Exempt Perpetual Trust u/a dated December 6, 2018 (the "DL Trust").

(3) Holdings.

(4) The Estate.

(5) Richard Balot ("Balot"), an individual and in his capacity as (i) manager of Lebda Family Holdings, LLC ("Holdings") and (ii) co-trustee of the DL Trust.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
(1) Greuling's address is 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203.

(2) Beason's address is 4521 Sharon Road, #225, Charlotte, North Carolina 28211.

(3) Holdings' address is 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203.

(4) The Estate's address is 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203.

(5) Balot's address is 9450 SW Gemini Dr., PMB #51149, Beaverton, OR 97008.
Citizenship: Each of Greuling, Beason, Balot and the Estate is a United States citizen. Holdings is a Delaware limited liability company.

## Item 4. Ownership
Amount beneficially owned:
(1) Greuling beneficially owns 673,272 shares of Common Stock, consisting of:

(i) 5,808 shares held by Grueling;

(ii) 2,652 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held by Grueling; and

(iii) the following shares as to which she shares voting and dispositive power in her capacity as co-executor of the Estate: (A) 7,614 shares held by the Estate; and (B) 657,198 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held directly by the Estate.

(2) Beason beneficially owns 720,312 shares of Common Stock, consisting of:

(i) 55,500 shares held by the DL Trust as to which he shares voting and dispositive power in his capacity as co-trustee of the Trust; and

(ii) the following shares as to which he shares voting and dispositive power in his capacity as co-executor of the Estate:

(A) 7,614 shares held by the Estate; and

(B) 657,198 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held directly by the Estate.

(3) Holdings beneficially owns 1,325,000 shares of Common Stock, all of which are held directly by Holdings.

(4) The Estate beneficially owns 664,812 shares of Common Stock, consisting of:

(i) 7,614 shares held by the Estate; and

(ii) 657,198 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held directly by the Estate.

(5) Balot beneficially owns 1,380,500 shares of Common Stock, consisting of:

(i) 1,325,000 shares held by Holdings as to which he has the sole voting and dispositive power in his capacity as its manager; and

(ii) 55,500 shares held by the DL Trust as to which he shares voting and dispositive power in his capacity as co-trustee of the Trust.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has sole power to vote or to direct the vote of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has shared power to vote or to direct the vote of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Megan Greuling: Megan Greuling, /s/ Megan Greuling (08/04/2026)
- Marion Brent Beason: /s/ Marion Brent Beason, Marion Brent Beason (08/04/2026)
- Lebda Family Holdings, LLC: /s/ Richard Balot, Richard Balot, Manager (08/04/2026)
- Estate of Douglas R. Lebda: /s/ Megan Greuling, Megan Greuling, co-executor (08/04/2026)
- Estate of Douglas R. Lebda: /s/ Marion Brent Beason, Marion Brent Beason, co-executor (08/04/2026)
- Richard Balot: /s/ Richard Balot, Richard Balot (08/04/2026)